FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc
42nd Floor, 8 Canada Square, London E14 5HQ, England
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).
Form 20-F X Form 40-F ......
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).
Yes....... No X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ...............).

HSBC HOLDINGS PLC

23 February 2017

Notification of Transactions of Persons Discharging Managerial Responsibilities

On 22 February 2017 Lord Evans of Weardale purchased 1,483 ordinary shares of US$0.50 at £6.7413.

On 23 February 2017 John Flint sold 138,888 ordinary shares of US$0.50 at £6.6241.

The following disclosure is made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person	Jonathan Evans
2 - Reason for the notification
Position/status		Non-executive Director
Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc
Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2017-02-22	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.74	1,483	£9,997.35
		Aggregated	£6.741	1,483	£9,997.35

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person	John Flint
2 - Reason for the notification
Position/status	Chief Executive, Retail Banking and Wealth Management
Initial notification/amendment	Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc
Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2017-02-23	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.62	138,888	£920,008.00
		Aggregated	£6.624	138,888	£920,008.00

For any queries related to this notification please contact:
Lauren Brown
Shareholder Services Team
020 7992 3761

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 23 February 2017